Mail Stop 4561

August 1, 2006

By U.S. Mail and Facsimile (212) 455-2502

David E. Wezdenko
Chief Financial Officer
Evercore Partners, Inc.
55 East 52nd Street
43rd Floor
New York, New York 10055

Re: Evercore Partners, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 26, 2006
File No. 333-134087

Dear Mr. Wezdenko:

We have reviewed your response letter dated July 20, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment no.1. Please provide us with a statement of the company's analysis of the legal implications of the potentially close timing between the company's IPO and the publication of a book by a senior managing director of the company which has reference to the company and the industry in which the company is involved.

2.   Please file in EDGAR your two response letters dated July 27, 2006.

Summary, page 1

Preliminary Results for the Second Quarter of 2006, page 5

3.   Please revise this section to state the amount of carried interest realized and gains or losses on the investments of the general partners of the private equity funds recognized during this quarter that will not be contributed to Evercore LP as described in the "Formation Transaction" section on page 29.

Summary Historical and Pro Forma Financial and Other Data, page 10

4.   Please revise the "Statement of Financial Condition Data" section on page 12 to reconcile the *Total Asset* and *Members Equity* balances of Evercore LP Pro Forma with the related balances in the "Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition" on page 42.   Similar revisions should be made to the *Total Assets* and *Minority Interest* balances of Evercore Partners Inc. Pro Forma.

Selected Historical Financial and Other Data, page 46

5.   We refer to footnote (1) to Note (c) on page 48 that states 13.4 million vested Evercore LP partnership units were not included in the calculation of the Weighted Average Shares of Class A Common Stock outstanding as they are *antidilutive*. In this regard, please revise the footnote to explain:

- Why the "as if" conversion of the Evercore LP partnership units are antidilutive in determining the Class A Diluted Earnings per Share.

- The effect in Earnings per Share in future periods when the minority interest is reduced as the holders of the Evercore LP partnership units convert their units into Class A common shares.

Financial Statements of Evercore Partners, Inc, page F-3

Note 4, Significant Events, page F-3

6.   Please revise the "Amended and Restated Evercore LP Partnership Agreement" on page F-4 to include the terms of the supplement to the Agreement filed as Exhibit 10.1.1 which provides for the transfer by Mr. Altman of Class A Common Stock valued at $10 million to Altman Charitable Donees.

Financial Statements of Evercore Holdings, page F-8

Note 16, Subsequent Events, page F-49

7.   We refer to the agreement to acquire Braveheart Financial Services entered into on July 31, 2006 for an initial consideration of 1,181,213 shares of Class A common stock; additional deferred consideration of between 50% and 100% of the initial consideration and maximum earn-out of $3 million. In this regard, please revise the footnote to provide the disclosure required by paragraph 58 of SFAS 141 including:

- the total cost of the acquired entity and how its fair value was determined;
- the supplemental pro forma information of results of operations for the current interim period and most recent current year; and
- the nature and amount of any material nonrecurring items included in the pro forma results of operations.

8.   Disclose in the footnote how the deferred consideration and the earn-out consideration will be accounted for with respect to determining the cost of the acquired business.

9.   Provide us with the computations made under Rule 3-05(b) of Regulation S-X to determine whether audited financial statements are required to be included in the registration statement for this acquisition.

10.   If material, please revise the "Summary Historical and Pro Forma Financial and Other Data" to provide the pro forma financial information regarding the acquisition as required by Article 11(a) of Regulation S-X.

11.   Discuss in MD&A the expected effects on future operations, cash flow and liquidity of the proposed acquisition in England, including any material expected changes in risks regarding the use of derivative instruments to hedge foreign exchange transactions and significant increases in short term liabilities or contingencies.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Vincent Pagano, Jr., Esq.
        Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017-3954

        Mark G. Borden, Esq.
        Stuart R. Nayman, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        399 Park Avenue
        New York, New York 10022